[redacted]

09058840

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67245

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BREN VENTURES LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

590 MADISON AVENUE, 26TH FLOOR
(No. and Street)

NEW YORK, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JON BREN (212) 644-8899
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOROWITZ & ULLMANN, P.C.
(Name – *if individual, state last, first, middle name*)

275 MADISON AVENUE, STE 902 NEW YORK, NY 10016
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
MAR 03 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, JON BREN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BREN VENTURES LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAVON ADRIAN ROGERS
Notary Public - State of New York
NO. 01RO6177386
Qualified in Bronx County
My Commission Expires 11-13-11

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREN VENTURES LLC

TABLE OF CONTENTS

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT

To the Member
Bren Ventures LLC
New York, NY

We have audited the statement of financial condition of Bren Ventures LLC as of December 31, 2008 and the related statements of income, cash flows and changes in member's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bren Ventures LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules number "1" through "4" is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horowitz + Ullmann, P.C.

New York, NY
February 13, 2009

BREN VENTURES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

ASSETS	
Cash	$ 80,003
Accounts receivable	50,117
Prepaid expenses	20,539
Loan to member	12,179
Security deposit	10,053
Property and equipment, (net of accumulated depreciation of $265)	2,385
TOTAL ASSETS	$175,276

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ 25,589
MEMBER'S EQUITY	149,687
TOTAL LIABILITIES AND MEMBER'S EQUITY	$175,276

See independent auditor's report and accompanying notes to financial statements.

BREN VENTURES LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES	
Fee income	$ 507,892
Interest income	367
Total revenues	508,259
EXPENSES	
Travel	108,770
Rent	111,780
Professional and registration fees	59,612
Meals and entertainment	43,272
Medical insurance	17,758
Telephone	12,736
Office expenses	10,400
Office services	4,000
Depreciation expense	265
Total expenses	368,593
NET INCOME BEFORE PROVISION FOR INCOME TAX	139,666
PROVISION FOR INCOME TAX	15,000
NET INCOME FOR THE YEAR	$ 124,666

See independent auditor's report and accompanying notes to financial statements.

BREN VENTURES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 124,666
Adjustments to reconcile net income to net cash provided by operating activities:	265
Depreciation expense	
Changes in assets and liabilities:	
Decrease in accounts receivable	98,669
Decrease in prepaid expenses	1,399
Decrease in accrued expenses	(3,271)
Total adjustments	97,062
Net cash provided by operating activities	221,728
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of equipment	(2,650)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to member	(275,000)
Contributions from member	50,000
Loan to member	(1,798)
Net cash used for financing activities	(226,798)
NET DECREASE IN CASH	(7,720)
CASH – beginning of year	87,723
CASH – end of year	$ 80,003

See independent auditor's report and accompanying notes to financial statements.

BREN VENTURES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

MEMBER'S EQUITY – beginning of year	$ 250,021
CONTRIBUTIONS FROM MEMBER	50,000
DISTRIBUTIONS TO MEMBER	(275,000)
NET INCOME FOR THE YEAR	124,666
MEMBER'S EQUITY –end of year	$ 149,687

See independent auditor's report and accompanying notes to financial statements.

BREN VENTURES LLC
NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Bren Ventures LLC, a single member limited liability company (the "Company"), was organized on December 27, 2004 under the laws of the State of Delaware. It is registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates as a placement agent by making introductions to institutional investors on behalf of hedge fund managers. It receives fees for making these introductions if the investors make investments with the hedge fund managers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:
The Company receives a percentage of the fees earned by the hedge fund managers based upon their performance. Revenues are recorded on a quarterly basis when earned by the hedge fund managers.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Depreciation:
Property and equipment are depreciated over their estimated useful lives using the straight-line method.

3. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for income taxes is $15,000 for the year.

4. ACCOUNTS RECEIVABLE

The Company records accounts receivable for fees earned but not received as of December 31, 2008. It has not recorded any provision for doubtful accounts because management believes that the accounts receivable will be fully collected.

5. LOAN TO MEMBER

Loans to member represent advances made to the member of the company. These advances are non-interest bearing and payable on demand.

6. INCOME TAXES

Members of a limited liability company are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in the financial statements. A provision for New York City income taxes has been provided in the accompanying financial statements.

7. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $5,000 or one-fifteenth of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at December 31, 2008, the Company's net capital exceeds such capital requirements by $49,414 and the ratio of aggregate indebtedness ($25,589) to net capital ($54,414) is 0.4703 to 1.

8. OPERATING LEASE OBLIGATION

The Company conducts its operations from two locations. It's principal office is leased from a related party under a sublease agreement on a month to month basis. It also leases an additional office in Europe in close proximity with its customers. The remaining lease term for these premises is less than one year.

9. RELATED PARTY TRANSACTIONS

In addition to leasing one of its offices from a related party, the Company also makes payments to the related sublessor for insurance and office expenses paid on its behalf. The total amount paid to the related party is $56,800 for the year.

10. CONCENTRATION RISK

All of the Company's revenues are derived from two hedge fund managers.

Schedule "1"

BREN VENTURES LLC
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2008

MEMBER'S EQUITY, PER STATEMENT OF FINANCIAL CONDITION	$ 149.687
Less: Nonallowable assets:	
Accounts receivable	50.117
Prepaid expenses	20,539
Loan to member	12,179
Security deposit	10.053
Equipment (net of accumulated depreciation $265)	2,385
NET CAPITAL	54,414
Less: Minimum net capital required to be maintained ($5,000 or 6 2/3% of aggregate indebtedness, whichever is greater)	5,000
EXCESS NET CAPITAL	$ 49,414
AGGREGATE INDEBTEDNESS	
Accrued expenses	$ 25,589
6 2/3% OF AGGREGATE INDEBTEDNESS	$ 1,706
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.4703 to 1

See independent auditor's report and accompanying notes to financial statements.

BREN VENTURES LLC
RECONCILIATION OF NET CAPITAL
PURSUANT TO SEC RULE 17a-5 (d)(4)
DECEMBER 31, 2008

Net Capital. per Form X-17a-5 as of December 31, 2008	$ 54,414
Add: Audit adjustments	50,117
Less: Increase in non-allowable assets	(50,117)
Net Capital per Accompanying Computation of Net Capital Under SEC Rule 15c3-1	$ 54,414

See independent auditor's report and accompanying notes to financial statements.

BREN VENTURES LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2008

The Company was exempt from the provisions of Rule 15c3-3 (k)(2)(i) under the Securities and Exchange Act of 1934 for the year ended December 31, 2008.

See independent auditor's report and accompanying notes to financial statements.

BREN VENTURES LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2008

The Company was exempt from the provisions of Rule 15c3-3(k)(2)(i) under the Securities and Exchange Act of 1934 for the year ended December 31, 2008.

See independent auditor's report and accompanying notes to financial statements.

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Member
Bren Ventures LLC
New York, NY

In planning and performing our audit of the financial statements of Bren Ventures LLC for the year ended December 31, 2008, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Bren Ventures LLC, that we considered relevant to the objectives stated in Rule 17a-5(g).

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of internal controls and of the practices and procedures is to provide management with reasonable, but not absolute, assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Horowitz + Ullmann, P.C.

New York, NY
February 13, 2009

BREN VENTURES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2008